UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 1-U

_________________

Date of Report (Date of earliest event reported) February 1, 2020 0

Carolina Complete Health Network, Inc.

(Exact name of issuer as specified in its charter)

_________________

Delaware	81-4966207
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

4309 Emperor Boulevard, Suite 430, Durham, NC 27703

(Full mailing address of principal executive offices)

(919) 719-4161

(Issuer’s telephone number, including area code)

Title of each class of securities offered pursuant to Regulation A: Class P Common Stock, $0.01 par value per share

Item 7. Departure of Certain Officers

On February 1, 2020, Dr. Jeffrey R. Runge resigned as Chief Executive Officer and President of Carolina Complete Health Network, Inc. (the “Company”). Dr. Runge will remain on the Company’s Board of Directors.

Item 9. Other Events

As of February 1, 2020, Dr. Rachel D. Keever was appointed Chief Executive Officer and President of the Company.

Dr. Keever has served as the Company’s Chief Medical Officer since July 2019. She is a practicing adult cardiologist with prior certification in Internal Medicine and is currently board certified in Cardiovascular Diseases, Nuclear Cardiology, Adult Transthoracic Echocardiography and Stress Echocardiography. She has 20 years of clinical experience in both rural care settings and high acuity quaternary medicine. She is recognized as a Fellow of the American College of Cardiology (ACC).

In 2016, Dr. Keever completed studies at the American Association of Physician Leadership, meeting the Certifying Commission in Medical Management standards as a Certified Physician Executive (CPE), and at the Kanof Institute for Physician Leadership in North Carolina, where she is a Healthcare Leadership and Management (HCLM) Scholar and serves as co-chair of the HCLM program.

Dr. Keever is a lifelong resident of North Carolina, dedicated to geographic healthcare equity for North Carolinians. She envisions improving health in North Carolina using delivery innovation with community-based, multi-disciplinary medical teams armed with better clinical data and technology. She has a longstanding interest in rural medicine and care of the medically underserved since beginning her medical training at the University of North Carolina at Chapel Hill where she was a North Carolina Rural Health Scholar. She completed residency training in Internal Medicine at UNC Hospitals and a fellowship in Cardiovascular Diseases at The University of North Carolina School of Medicine. She practiced clinical cardiology from 2003 to 2014 with the Sanger Heart and Vascular Institute, then served as associate professor and medical director of the physician assistant program at Gardner-Webb University (2014-2018) while continuing a part-time clinical cardiology practice with Asheville (NC) Cardiology Associates.

Dr. Keever is active in organized medicine, serving as a director on the boards of the North Carolina Medical Society, the North Carolina Medical Society Foundation, and the Western Carolina Medical Society Foundation. She is a past president of Rutherford County Medical Society and currently is a state councilor for the North Carolina Chapter of the American College of Cardiology.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAROLINA COMPLETE HEALTH NETWORK, INC.

Date: February 5, 2020	By:	/s/ Stephen W. Keene
	Name:	Stephen W. Keene
	Title:	Secretary-Treasurer

2